May 29, 2015
Re:    Ingram Micro Inc.
Form 10-K: For the Fiscal Year Ended January 3, 2015
Filed February 27, 2015
File No. 001-12203

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson, Senior Assistant Chief Accountant
Dear Mr. Wilson:
On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 18, 2015 relating to the above-referenced filing.
I have recited the comments of the Staff in bold type below, and have followed the comments with the response of the Company. Capitalized terms used but not defined herein have the same meaning as defined in the above-referenced filing.
Form 10-K for the Fiscal Year Ended January 3, 2015

Liquidity and Capital Resources, page 34

1.
Please tell us your consideration of providing enhanced disclosures to explain the changes in your working capital. In this respect, your disclosures should focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, your disclosures should explain in greater detail the material factors underlying changes in your accounts receivable, inventory, accounts payable and accrued expenses during fiscal 2014. In addition, please tell us your consideration of disclosing your day’s sales outstanding, day’s inventory outstanding and day’s accounts payable outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

As discussed in our filing, our business requires significant investment in working capital, particularly trade accounts receivable and inventory, which is partially financed by vendor trade accounts payable. As a general rule, when sales volumes are increasing, our net investment in working capital dollars typically increases, which generally results in decreased cash flow generated from operating activities. Conversely, when sales volume decreases, our net investment in working capital decreases, which generally results in increases in cash flows generated from operating activities. As such, changes in the volume of sales are primary drivers of changes in our net investment in working capital and the related impact on our cash flows generated from operating activities.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
May 29, 2015

We measure and manage the efficiency of the business by monitoring working capital days as this will also affect our required investment and impact our cash flows generated from operating activities. We monitor the elements of our working capital individually and on a net basis with consideration given to market conditions, customer expectations, inventory lead times, and available vendor support. In this regard, our net working capital days have generally trended within a range of 22 to 26 days. Additionally, there have not been significant changes in the individual components of days sales outstanding, days of inventory outstanding, or days of accounts payable outstanding, with each trending within a two-day range over the last three fiscal year ends.

In our discussion of our cash flows, we have noted our general trend of working capital days and specifically disclosed the net working capital days of 25, 22, and 23 at the end of each of the last three fiscal years, respectively. While the individual components of working capital days had not changed significantly and our net working capital days has remained within our historical range, we did note the primary driver of the overall increase in our net working capital days in fiscal 2014 which was longer cash conversion cycles associated with the growth in business from our new Verizon Wireless retail and dealer channel as well as variability from period to period due to routine variances in the timing of collections from customers or payments to vendors and changes in stocking levels.

In light of the limited variability in our working capital, both historically and in the current period, we believed the disclosure provided a reasonable basis for the impacts of working capital on our cash flows.

We continue to monitor our working capital and if changes in trends are noted, we will provide appropriate discussion in our filings.

Consolidated Financial Statements

Note 4 - Acquisitions, Goodwill and Intangible Assets, page 53

2.
We note that you acquired 58% of the outstanding shares of Armada. Please explain why you recorded the minority interest in other liabilities for the remaining 42% of the outstanding shares. Tell us how your presentation of the non-controlling interest complies with the guidance in ASC 810-10-45-15 to 17A.

In December 2014, we made an initial acquisition of 58% of the shares of Armada with the intent to acquire the remaining 42% through a mandatory tender offer under applicable Turkish laws and purchases of shares in the open market, if necessary. We entered into the mandatory tender offer in January 2015 and acquired an additional 16% interest through February 25, 2015. We are continuing to make purchases of shares in the open market and have increased our ownership to 77% through the first quarter of 2015.

The minority interest liability related to Armada was $17.6 million as of January 3, 2015, which represented less than 0.5% each of total assets, total liabilities and equity at that time. Through our subsequent acquisition of shares, the minority interest liability was reduced to $10.1 million as of April 4, 2015, which represented less than 0.3% each of total assets, total liabilities and equity at that time. We are still in the process of pursuing the acquisition of the remaining shares through purchases in the open market.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
May 29, 2015

In light of the relative immateriality of the amount to our consolidated financial position as of January 3, 2015 and our existing plans to acquire as many of the remaining shares as are reasonably available, we did not believe that separate presentation on the face of the balance sheet would be beneficial to the reader and therefore included this amount in other liabilities. However, in Note 4 to our consolidated financial statements, we disclosed the amount of the minority interest and its location in our consolidated balance sheet to provide the reader with the information we believed relevant.

Note 10 - Commitments and Contingencies, page 63

3.
Please tell us how your disclosure of the various Brazilian tax assessment amounts addresses disclosure of the reasonable possibility of losses exceeding $0.00 pursuant to the guidance in ASC 450-20-50 paragraphs 3 to 5.

Based on our review and discussion with legal counsel, we have disclosed in Note 10 several assessments received by our operating subsidiary in Brazil where there is at least a reasonable possibility of a loss. For one item, we have determined that a loss is probable and have accrued a liability of $4.7 million as disclosed in Note 10 to the consolidated financial statements (item (1) in the disclosure). For the remaining items (items (2) through (5) in the disclosure), we believe we have good defenses against each of these matters and do not believe a loss is probable. We have also identified incremental charges for possible penalties, interest and inflationary adjustments that could be imposed for these matters. Similarly, we have concluded that we have good defenses against each matter and do not believe it is probable that we will suffer a material loss for these matters. For these items, which we do not consider probable of loss, we have identified both the nature, as well as the amount of such assessments, which includes 100% of principal, penalty, and interest that could be due should we ultimately lose our appeal against any of these assessments. In terms of providing a range of possible losses between $0.00 and the full amount, we have been advised by our counsel in Brazil that there are no amounts or ranges between $0.00 and the full amounts assessed that are more likely than those two ends of the range. We believe our assessment and disclosures are consistent with the guidance in ASC 450-20-50 paragraphs 3 to 5.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
May 29, 2015

* * * * *
Please feel free to contact me at (714) 382-3189, with any questions regarding these filings or the Company’s response.

Sincerely,
/s/ Larry C. Boyd
Larry C. Boyd Senior Vice President, Secretary and General Counsel
cc:	Kevan Bradshaw (PricewaterhouseCoopers) Alan Denenberg (Davis Polk & Wardwell) Alain Monie (Ingram Micro) William D. Humes (Ingram Micro) Gina Mastantuono (Ingram Micro) Jim Agnew (Ingram Micro)